PINNACLE BANCSHARES

INC

2001 ANNUAL REPORT

To our Stockholders and Friends:

As 2002 begins, we believe that Pinnacle Bancshares is positioned to become stronger as a result of actions taken last year.

Economic conditions in 2001 were challenging. Our operating results reflect the vulnerability of our industry to a difficult market environment. Among other things, the U.S. economy experienced a recession, the Federal Reserve Board cut interest rates 11 times, and many financial institutions, including Pinnacle Bank, were confronted with significant credit quality issues.

During 2001, we undertook several initiatives designed to improve Pinnacle Bancshares' long-term performance. In response to declining credit quality, we increased our provision for loan losses by $1,400,000, or slightly more than 2.5 times our provision for loan losses in 2000. In addition, due to declining loan demand, we paid down $17,400,000 of funds borrowed from the Federal Home Loan Bank, which resulted in an extraordinary expense of $108,000, net of tax benefit.

We are fortunate that Pinnacle Bancshares' underlying financial strength allowed the company to take these actions. At December 31, 2001, the capital adequacy ratios of both Pinnacle Bancshares and Pinnacle Bank were well above regulatory requirements.

We remain committed to maintaining our focus – to improve our status as a community bank that creates value for our stockholders and delivers superior service to our customers, while providing a rewarding environment for our dedicated employees.

We greatly appreciate your loyalty and support.

Sincerely,

Robert B. Nolen, Jr.
President and Chief Executive Officer
Pinnacle Bancshares, Inc.

BALANCE SHEET AND OTHER DATA

	At December 31, 2001	At December 31, 2000
	(Dollars in Thousands)	
TOTAL AMOUNT OF:		
Assets	$ 218,020	$ 230,269
Loans, net	131,284	152,021
Interest-bearing deposits in other banks	2,466	1,136
Securities available-for-sale	61,838	61,069
Loans held for sale	3,875	1,337
Deposits	193,498	187,471
Borrowed funds	3,100	20,500
Stockholders' equity	19,012	19,230
NUMBER OF:		
Real estate loans outstanding	2,911	3,209
Savings accounts	14,485	14,962
Full-service offices open	6	6

STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31, 2001	For the Years Ended December 31, 2000
	(In Thousands)	
INTEREST INCOME	$ 15,823	$ 17,805
INTEREST EXPENSE	9,192	10,573
Net interest income before provision for loan losses	6,631	7,232
PROVISION FOR LOAN LOSSES	1,942	530
Net interest income after provision for loan losses	4,689	6,702
NONINTEREST INCOME	1,882	1,250
NONINTEREST EXPENSE	5,430	5,152
INCOME TAX EXPENSE	350	1,058
Net income before extraordinary item	791	1,742
EXTRAORDINARY ITEM, NET OF TAX BENEFIT OF $63	$ 108	$ 0
Net income	$ 683	$ 1,742

OTHER DATA

	For the Years Ended December 31,	
	2001	2000
Interest rate spread	3.1%	3.2%
Yield on average interest earning assets	7.7	8.3
Return on assets (net income divided by average total assets)	0.3	0.8
Return on equity (net income divided by average equity)	3.5	10.6
Equity-to-assets ratio (average equity divided by total average assets)	8.9	8.0
Dividend payout ratio (dividends declared divided by net income)	103.9	40.8

YIELDS EARNED AND RATES PAID

The following table sets forth, for the periods and the dates indicated, the weighted average yields earned on interest-bearing assets and the weighted interest rates paid on the Bank's interest-bearing liabilities, together with the net yield on interest earning assets.

	For the Years Ended December 31,	
	2001	2000
Weighted average yield on loans	8.5%	9.3%
Weighted average yield on securities available-for-sale	5.8	6.0
Weighted average yield on all interest-earning assets	7.7	8.3
Weighted average rate paid on deposits	4.6	4.9
Weighted average rate paid on borrowed funds	5.8	6.4
Weighted average rate paid on all interest-bearing liabilities	4.6	5.1
Interest rate spread (spread between weighted average rate on all interest-bearing assets and all interest bearing-liabilities)	3.1	3.2
Net yield (net interest income as percentage of interest-earning assets)	3.2	3.4

Introduction

Pinnacle Bancshares, Inc. (the "Company") is a bank holding company incorporated under the laws of the State of Delaware. The Company is the holding company for Pinnacle Bank (the "Bank"), an Alabama chartered commercial bank that maintains six branches in Jasper, Haleyville, Sumiton, Vestavia and Trussville, Alabama. The Bank converted from a federal stock savings bank to an Alabama chartered commercial bank and was acquired by the Company in January 1997.

The Company generates revenue primarily from net interest margins derived by soliciting deposits and borrowings, which are used to fund the Company's loan portfolio, mortgage-backed securities, and investment securities. The Company also derives revenues from fees and charges on loans and deposit accounts.

Historically, the Company's business strategy has been to engage primarily in residential lending and retail consumer lending. To enhance growth and achieve greater portfolio diversification, as well as to provide an improved interest rate spread, the Company's strategy has expanded to include active participation in commercial real estate and other commercial lending activities in its primary market area of Walker, Winston, Jefferson, and Shelby counties. Although the inherent risks associated with geographic concentrations in the Company's loan portfolio do not appear to have had a significant effect on the Company's earnings to date, any dramatic fluctuations in the economic conditions in the Company's market area could have a material effect on the Company's profitability.

In recent years, the Company has expanded its operations in the Birmingham, Alabama, metropolitan area. In 1998, the Company established a new branch in Trussville, Alabama, which is located in the Birmingham market area. The Company currently intends to expand further in the Birmingham market as appropriate opportunities become available.

The following is a discussion and analysis of the consolidated financial condition of the Company and the results of operations as of the dates and for the years indicated. It is intended to be read in conjunction with the consolidated financial statements, and the notes thereto, along with various other financial data disclosures, both current and historical, contained in this Annual Report.

Management's discussion and analysis includes certain forward-looking statements addressing , among other things, the Company's prospects for earnings, asset growth, and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates and changes in the general economy, as well as changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

Asset-Liability Management

The Company's primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. It is through these strategies that the Company seeks to manage the maturity and repricing characteristics of its balance sheet.

Interest rate risk management is administered through the Company's Asset/Liability Committee. This Committee reviews interest rate risk, liquidity, capital positions, and discretionary on- and off-balance sheet activity. All decisions are made within established risk management guidelines and strategies.

The modeling techniques used by the Company simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 100 basis point rate increase applied to all fixed rate interest earning assets and interest-bearing liabilities, the Company would expect a net loss in fair value of the underlying instruments of approximately $2,112,000. This hypothetical loss is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

Financial Condition

Total deposits increased approximately $6.0 million, to $193.5 million at December 31, 2001 from $187.5 million at December 31, 2000. This increase was primarily a result of an increase in passbook, NOW and money market deposit accounts due to competitive rates being offered by the Company. Total assets decreased $12.3 million, to $218.0 million at December 31, 2001, compared to $230.3 million at December 31, 2000. This decrease was due primarily to a decrease in loans receivable, net of approximately $20.7 million caused by loans being refinanced as a result of the declining rate environment during 2001. This decrease was offset by an increase in loans held for sale of approximately $2.5 million, purchase of bank owned life insurance of approximately $3.8 million, an increase in interest-bearing deposits at other banks of approximately $1.3 million, as well as slight increases in all other assets.

During the fiscal years ended December 31, 2001 and 2000, the Bank periodically borrowed funds from the Federal Home Loan Bank of Atlanta ("FHLB"). The proceeds from FHLB borrowings, along with the proceeds from loan repayments, were used to fund lending activities. During the fiscal year ended December 31, 2001, the Bank paid down $17.4 million of FHLB borrowed funds. The Bank incurred an extraordinary expense of $108,000, net of tax benefit, related to the prepayment of these borrowed funds. See Note 7 of Notes to Consolidated Financial Statements.

At December 31, 2001, the Company's securities portfolio of $61.8 million consisted primarily of U.S. Agency securities and mortgage-backed securities. The entire portfolio is classified as "available-for-sale," causing it to be marked-to-market with the unrealized gains/losses reflected directly in stockholders' equity. See Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial Statements.

Total loans receivable, net decreased $20.7 million, to $131.3 million at December 31, 2001 from $152.0 million at December 31, 2000. This decrease was primarily due to a decrease in variable rate real estate loans of $10.3 million and a decrease in real estate construction loans of $12.9 million. Loan sales increased by $22.0 million during fiscal year ended December 31, 2001. See Note 1 of Notes to Consolidated Financial Statements regarding loans held for sale.

Results of Operations

General. The Company's income is derived from net interest income, which is the difference between interest income on loans and securities and interest expense on deposits and borrowings. In addition, net income is affected by the gain and loss on the sale of loans and securities, loan servicing income, operating expenses, and income taxes. Although changes in interest rates necessarily lead to changes in net interest income, the level and direction of overall interest rates have had a minimal impact on the Company's operations to date.

Net Income. The Company reported net income of $683,000 for the fiscal year ended December 31, 2001, compared with net income of $1,742,000 in the prior year. The decrease in net income for the year ended December 31, 2001 was primarily attributable to an increase in the provision for loan losses of $1.4 million.

Interest Income. Interest income on loans and securities decreased approximately $2.1 million from the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 2001. The decrease was primarily due to a decrease in the average balance of loans and securities outstanding of approximately $12.2 million, as well as a decrease in the yield earned, from 8.3% in 2000 to 7.7% in 2001.

Other interest income increased approximately $108,000 from the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 2001. The increase was primarily due to an increase in the average balance of interest-bearing deposits in other banks of approximately $3.5 million, offset by a decrease in yields earned from 6.6% in 2000 to 4.3% in 2001.

Interest Expense. Interest expense on deposits decreased approximately $433,000 from the fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000. The decrease was due to a decrease in the weighted average rate paid on deposits, from 4.9% in 2000 to 4.6% in 2001, that was largely offset by an increase in the average balance of deposits of approximately $3.8 million.

Interest expense on borrowed funds decreased approximately $949,000 from the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 2001. The decrease was due primarily to a decrease in the average balance of borrowed funds of approximately $14.0 million as a result of early pay-downs.

Provisions for Loan Losses. The provision for loan losses is based on management's analysis of the various factors that affect the loan portfolio and management's desire to maintain the allowance for loan losses at a level considered adequate to absorb inherent losses. The provision for losses on loans amounted to $1,942,000 and $530,000, for the fiscal years ended December 31, 2001 and 2000, respectively. The increase in the provision in fiscal year 2001 was primarily due to non-performing construction loans originated during 2001. Total charge-offs were $2,022,000 and $469,000 for the fiscal years ended December 31, 2001 and 2000, respectively.

Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management's evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collection arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each quarter this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors and to the appropriate Board committee quarterly.

Total nonaccural loans, which include loans on nonaccrual status and loans 120 days past due, were approximately $867,000 and $2.3 million at December 31, 2001 and 2000, respectively. The decrease in nonaccrual loans is due to concerted efforts to manage problem credits, either through work-out negotiations or foreclosures.

Noninterest Income. Noninterest income, which includes fees and charges on deposit accounts, service fee income on loans, income on real estate operations, and gain (loss) on sale of assets increased $632,000 from the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 2001. The increase was due primarily to an increase in fees and service charges on deposit accounts of $175,000, an increase in gain on sale of mortgage loans of $266,000, an increase in the surrender value of bank owned life insurance of $255,000, and increases on all other noninterest income of $112,000. This was offset by an increase in the loss on sale and write-down of real estate owned of $176,000.

Noninterest Expense. Noninterest expense increased $278,000 from the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 2001. This increase was due primarily to an increase in compensation of $130,000, an increase in occupancy expense of $31,000, an increase in marketing and professional expense of $25,000 and an increase in all other noninterest expense of $92,000.

Liquidity and Capital Resources

Liquidity. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and to provide funds for operations, as well as future acquisitions if they become available. Maintaining appropriate levels of liquidity allows the Company to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. The Company's primary source of liquidity is dividends paid by the Bank, which actively manages both assets and liabilities to achieve its desired level of liquidity. Alabama law imposes restrictions on the amount of dividends that may be declared by the Bank. Further, any dividend payment by the Bank is subject to the continuing ability of the Bank to maintain compliance with federal regulatory capital requirements. See "Market Price and Dividend Information" and Note 11 of Notes to Consolidated Financial Statements.

In the ordinary course of its business, the Company's primary sources of cash are interest and fee income, in addition to loan repayments and the maturity or sales of other earning assets including securities. The entire securities portfolio at December 31, 2001, was classified as "available-for-sale," with a fair value of $61.8 million. See Notes 1 and 2 of Notes to Consolidated Financial Statements. At December 31, 2001, liquid assets, consisting primarily of cash on hand, interest-bearing deposits in other banks and securities available-for-sale, totaled approximately $67.6 million, compared to $65.7 million at December 31, 2000. This increase in liquid assets of $1.9 million was primarily attributable to an increase in interest bearing deposits at other banks of approximately $1.3 million and an increase in securities and cash on hand of approximately $600,000.

The Bank's liability base provides liquidity through deposit growth, the rollover of maturing deposits and accessibility to external sources of funds, including borrowings from the FHLB and other sources. At December 31, 2001, the Bank had an approved credit availability of $29.0 million at the FHLB. At December 31, 2001, the Bank had no advances on this credit line.

Capital Resources. The Company's capital position is reflected in its stockholders' equity, subject to certain adjustments for regulatory purposes. Stockholders' equity is a measure of the Company's net worth, soundness and viability. The capital base of the Company allows it and the Bank to take advantage of business opportunities, while maintaining a level of resources deemed appropriate by management to address business risks inherent in daily operations. Stockholders' equity at December 31, 2001, was approximately $19.0 million.

Risk-based capital regulations adopted by the Board of Governors of the Federal Reserve Board and the Federal Deposit Insurance Corporation require bank holding companies and banks, respectively, to achieve and maintain specified ratios of capital to risk-weighted assets. The risk-based capital rules are designed to measure Tier 1 Capital and Total Capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance sheet items. Off-balance sheet items, such as loan commitments on loans to be held in portfolio, are also subject to risk-weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital (consisting of stockholders' equity, less goodwill). At December 31, 2001, the Company and the Bank satisfied the minimum regulatory capital requirement and were "well-capitalized" within the meaning of federal regulatory requirements. See Note 11 of Notes to Consolidated Financial Statements.

Impact of Inflation

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. Liquidity and the maturity structure of the Bank's assets and liabilities are believed to be critical to the maintenance of desired performance levels, and management considers the Bank's liquidity sources to be adequate to meet its current and projected needs.

Recent Accounting Pronouncements

See Note 1 of Notes to Consolidated Financial Statements

MARKET PRICE AND DIVIDEND INFORMATION

The common stock of the Company is traded on the American Stock Exchange under the symbol "PLE". As of December 31, 2001, the Company had 1,775,384 shares of common stock outstanding and 382 stockholders of record. This total does not reflect the number of persons or entities who hold stock in nominee or "street name" through various brokerage firms.

Following are the high and low sale prices of the Company's common stock for the periods indicated:

	Price Range Common Stock	
	High	Low
Fiscal Year Ended December 31, 2001		
First quarter	$ 8-1/2	$ 7
Second quarter	8-5/16	7
Third quarter	8-7/8	7- 3/4
Fourth quarter	9	7-3/16
Fiscal Year Ended December 31, 2000		
First quarter	$ 9-1/4	$ 7-5/8
Second quarter	9-1/2	7-3/4
Third quarter	9-1/8	8
Fourth quarter	8-13/16	6-1/2

Dividends of $.40 ($.10 in each of the four quarters) were declared and paid during each of fiscal years 2001 and 2000. Under Alabama law, the approval of the Superintendent of Banks of the State of Alabama is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. Federal law provides that no insured depository institution may make any capital distribution (including a cash dividend) if the institution would not satisfy one or more of its minimum capital requirements after the distribution.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pinnacle Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Pinnacle Bancshares, Inc. (a Delaware corporation) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Birmingham, Alabama
February 26, 2002

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Cash on hand and in banks	$ 3,342,141	$ 3,480,036
Interest-bearing deposits in other banks	2,466,389	1,135,957
Securities available-for-sale	61,837,748	61,068,531
Loans held for sale	3,874,627	1,337,032
Loans receivable, net of allowance for loan losses of $1,308,186 and $1,338,631, respectively	131,284,423	152,020,585
Real estate owned, net	2,345,440	1,420,143
Premises and equipment, net	6,036,065	6,463,478
Goodwill	306,488	347,355
Bank owned life insurance	3,947,286	0
Accrued interest receivable	1,676,215	2,331,537
Other assets	903,289	664,373
Total assets	$ 218,020,111	$ 230,269,027
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Deposits	$ 193,498,008	$ 187,470,754
Borrowed funds	3,100,000	20,500,000
Official checks outstanding	910,181	964,038
Accrued interest payable	952,447	1,431,604
Other liabilities	547,609	672,306
Total liabilities	199,008,245	211,038,702
COMMITMENTS AND CONTINGENCIES (NOTES 3, 5, AND 13)		
STOCKHOLDERS' EQUITY:		
Common stock, par value $.01 per share, 1,792,086 issued, 1,775,384 outstanding, 2,400,000 authorized	17,921	17,921
Additional paid-in capital	8,131,746	8,131,746
Treasury stock, at cost (16,702 shares at December 31, 2001 and 2000)	(128,075)	(128,075)
Retained earnings	11,413,945	11,440,810
Accumulated other comprehensive loss, net of tax	(423,671)	(232,077)
Total stockholders' equity	19,011,866	19,230,325
Total liabilities and stockholders' equity	$ 218,020,111	$ 230,269,027

See accompanying notes to consolidated financial statements.

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INTEREST REVENUES:		
Interest on loans	$12,339,639	$13,895,419
Interest and dividends on securities	3,264,772	3,799,526
Other interest	218,452	110,404
	15,822,863	17,805,349
INTEREST EXPENSE:		
Interest on deposits	8,791,061	9,223,769
Interest on borrowed funds	400,594	1,349,378
	9,191,655	10,573,147
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	6,631,208	7,232,202
PROVISION FOR LOAN LOSSES	1,941,650	530,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,689,558	6,702,202
NONINTEREST INCOME:		
Fees and service charges on deposit accounts	649,150	474,335
Service fee income, net	158,729	171,324
Fees and charges on loans	232,661	240,679
Bank owned life insurance	255,256	0
Net gain (loss) on sale or write-down of:		
Loans held for sale	625,242	358,977
Real estate owned	(239,595)	(64,001)
Securities available-for-sale	73,850	0
Premises and equipment	2,938	0
Other income	123,747	68,586
	1,881,978	1,249,900
NONINTEREST EXPENSE:		
Compensation and benefits	2,968,593	2,838,833
Occupancy	1,240,462	1,209,140
Marketing and professional	184,708	159,349
Other	1,036,635	944,691
	5,430,398	5,152,013
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	1,141,138	2,800,089
INCOME TAX EXPENSE	350,263	1,058,488
INCOME BEFORE EXTRAORDINARY ITEM	790,875	1,741,601
EXTAORDINARY ITEM, NET OF TAX BENEFIT OF $62,903 (Note 7)	107,587	0
NET INCOME	$ 683,288	$ 1,741,601
Basic earnings per share before extraordinary item	$ 0.44	$ 0.97
Basic loss per share extraordinary item	$ (0.06)	$ 0.00
Basic earnings per share	$ 0.38	$ 0.97
Diluted earnings per share before extraordinary item	$ 0.44	$ 0.97
Diluted loss per share extraordinary item	$ (0.06)	$ 0.00
Diluted earnings per share	$ 0.38	$ 0.97
Cash dividends per share	$ 0.40	$ 0.40
Weighted average basic and diluted shares outstanding	1,775,384	1,789,457

See accompanying notes to consolidated financial statements.

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-in	Treasury	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Stock	Earnings	Gain (Loss)	Equity
BALANCE, December 31, 1999	1,792,086	$ 17,921	$ 8,131,746	$ 0	$ 10,414,858	$ (715,763)	$ 17,848,762
Comprehensive income:							
Net income	0	0	0	0	1,741,601	0	1,741,601
Change in unrealized gain (loss) on securities available-for-sale, net of tax	0	0	0	0	0	483,686	483,686
Comprehensive income							2,225,287
Cash dividends ($.40 per share)	0	0	0	0	(715,649)	0	(715,649)
Repurchase of common stock	(16,702)	0	0	(128,075)	0	0	(128,075)
BALANCE, December 31, 2000	1,775,384	17,921	8,131,746	(128,075)	11,440,810	(232,077)	19,230,325
Comprehensive income:							
Net income	0	0	0	0	683,288	0	683,288
Change in unrealized gain (loss) on securities available-for-sale, net of tax	0	0	0	0	0	(191,594)	(191,594)
Comprehensive income							491,694
Cash dividends ($.40 per share)	0	0	0	0	(710,153)	0	(710,153)
BALANCE, December 31, 2001	1,775,384	$ 17,921	$ 8,131,746	$ (128,075)	$ 11,413,945	$ (423,671)	$ 19,011,866

See accompanying notes to consolidated financial statements

PINNACLE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 683,288	$ 1,741,601
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	567,052	591,551
Provision for loan losses	1,941,650	530,000
Provision for losses on real estate owned	64,533	46,000
(Benefit) provision for deferred taxes	(145,472)	148,571
Amortization, net	(322,745)	(387,679)
Gain on bank owned life insurance, net	(129,114)	0
Net (gain) loss on sale and write-down of:		
Loans held for sale	(625,242)	(358,977)
Premises and equipment	(2,938)	0
Securities available-for-sale	(73,850)	0
Real estate owned	239,595	64,001
Proceeds from sales of loans	57,802,994	35,810,970
Loans originated for sale	(59,715,347)	(35,895,292)
Decrease (increase) in accrued interest receivable	655,322	(349,403)
Decrease (increase) in other assets	67,636	(653,564)
Decrease in accrued interest payable	(479,157)	(306,106)
(Decrease) increase in other liabilities	(114,498)	838,259
Net cash provided by operating activities	413,707	1,819,932
CASH FLOWS FROM INVESTING ACTIVITIES:		
Principal collected on loans and securities	97,172,879	81,473,340
Loans originated for portfolio	(76,931,858)	(85,695,240)
Net change in interest bearing deposits in other banks	(1,330,432)	1,041,337
Purchase of bank owned life insurance	(3,818,172)	0
Purchase of securities available-for-sale	(77,620,000)	(50,000)
Proceeds from sales of securities available-for-sale	10,101,813	12,017
Proceeds from maturing and callable securities available-for-sale	63,000,000	1,000,000
Purchases of premises and equipment	(142,201)	(79,108)
Proceeds from sales of premises and equipment	5,500	19,454
Proceeds from sales of real estate owned	1,147,625	1,861,607
Net cash provided by (used in) investing activities	11,585,154	(416,593)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in passbook, NOW, and money market deposit accounts	7,783,475	(3,568,032)
Proceeds from sales of time deposits	25,562,227	27,584,624
Payments on maturing time deposits	(27,318,448)	(24,429,882)
Decrease in borrowed funds	(17,400,000)	(1,390,000)
Decrease in official checks outstanding	(53,857)	(565,908)
Repurchase of common stock	0	(128,075)
Payments of cash dividends	(710,153)	(715,649)
Net cash used in financing activities	(12,136,756)	(3,212,922)
NET DECREASE IN CASH	(137,895)	(1,809,583)
CASH AT BEGINNING OF PERIOD	3,480,036	5,289,619
CASH AT END OF PERIOD	$ 3,342,141	$ 3,480,036
SUPPLEMENTAL DISCLOSURES:		
Cash payments for interest on deposits and borrowed funds	$9,670,812	$9,666,809
Cash payments for income taxes	531,281	787,000
Real estate acquired through foreclosure	2,227,050	1,870,218

See accompanying notes to consolidated financial statements.

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Following is a description of the business and the more significant accounting policies followed by Pinnacle Bancshares, Inc. (the "Company") and its wholly-owned subsidiary Pinnacle Bank (the "Bank") in presenting the consolidated financial statements.

Nature of Operations

The Bank is primarily in the business of obtaining funds in the form of various savings and time deposit products and investing those funds in mortgage, consumer, and commercial loans. The Bank operates in six offices in the central and northwest portion of Alabama and originates its loans in this market area. The Company's principal activities do not constitute separate reportable segments of its business, but encompass traditional banking activities which offer similar products and services within the same primary geographic area and regulatory and economic environment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. The primary estimates that are reflected in the consolidated financial statements are the valuation allowances for loan losses and real estate owned.

Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents for statement of cash flows purposes include cash on hand and in banks.

Securities

Securities are classified as available-for-sale and are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity in accumulated other comprehensive gain (loss). The available-for-sale category includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Included in securities available-for-sale is stock in the Federal Home Loan Bank, which is carried at cost as there is no readily available market for this stock.

Amortization of premiums and accretion of discounts is computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

Loans Held for Sale

Loans held for sale are carried at fair value due to the effect of derivatives, as such loans are not intended to be held to maturity. Net unrealized losses measured in the aggregate are recognized in a valuation allowance by charges to income. There were no unrealized losses during December 31, 2001 or 2000. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loan sold.

The Company enters into interest rate locks, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives; however, the change in fair value of these derivatives during the year did not have a material impact on the Company's financial position or results of operations.

Loans Receivable

Loans receivable are stated at their unpaid principal balance, less the undisbursed portion of loans, unearned interest income, net deferred loan fees, and an allowance for loan losses. Unearned interest on consumer loans is accreted into income by use of a method which approximates the level yield method over the lives of the related loans. Loans that are 120 days contractually past due generally are placed on nonaccrual status, and uncollected accrued interest is reversed. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make interest and principal payments has been demonstrated, in which case the loan is returned to accrual status.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management's estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral.

Loan Origination Fees, Loan Commitment Fees and Premiums and Discounts

Amortization of loan fees, net of certain direct costs of loan origination, are treated as an adjustment to the yield of the related loans over the contractual term of the loan adjusted for prepayments as they occur. Loan commitment fees are recognized into income upon expiration of the commitment period or sale of the loan, unless the commitment results in the loan being funded and maintained in the loan portfolio.

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the fair value of the foreclosed property, less estimated costs of disposition at the date of foreclosure. Any excess of the recorded investment over fair value, less estimated costs of disposition of the property, is charged to the allowance for loan losses at the time of foreclosure. Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Declines in fair value of the asset, less costs of disposition below its carrying amount, require an increase in the valuation allowance account. Future increases in fair value of the asset, less cost of disposition, may cause a reduction in the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance account are charged or credited to income. Costs relating to the development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Bank in the property meet certain requirements. If the transaction does not meet these requirements, income recognition is deferred and recognized under an alternative method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, *Accounting for Sales of Real Estate.*

Long-Lived Assets

Land is carried at cost. Premises and equipment are stated at cost less depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings, shorter of lease period or estimated life approximating 10 to 15 years for leasehold improvements and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any gain or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

Goodwill arose from a merger which was accounted for under the purchase method of accounting and has been amortized over its estimated useful life of 20 years. Accumulated amortization at December 31, 2001 and 2000 was approximately $643,534 and $602,667, respectively. In accordance with SFAS No.142 discussed in "Recent Accounting Pronouncements," goodwill amortization will cease effective January 1, 2002.

The Company continually evaluates whether events and circumstances have occurred that indicate such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge reflected in the accompanying consolidated statements of operations. There were no impairment losses recorded during any period reported herein.

Bank Owned Life Insurance

During the fiscal year ended December 31, 2001, the Company purchased approximately $3.8 million of bank owned life insurance on certain key officers. The life insurance policies were purchased to offset liabilities associated with certain existing employee benefits. Income earned on the policies will offset the corresponding benefit expenses on these employees as the Company is the beneficiary of the insurance policies. Increases in the cash surrender value of the policies, as well as insurance proceeds received, are recorded as a component of non-interest income.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS is computed in the same manner, except the number of weighted average shares outstanding is adjusted for the number of additional common shares that would have been outstanding if the potential common shares had been issued.

The following table represents the earnings per share calculations for the years ended December 31, 2001 and 2000:

For the Years Ended	Net Income (loss)	Shares	Per Share Amount
December 31, 2001			
Basic earnings per share before extraordinary item	$ 790,875	1,775,384	$ 0.44
Basic loss per share extraordinary item	(107,587)	1,775,384	(0.06)
Basic earnings per share	683,288	1,775,384	0.38
Dilutive securities	0	0	0
Diluted earnings per share before extraordinary item	790,875	1,775,384	0.44
Diluted loss per share extraordinary item	(107,587)	1,775,384	(0.06)
Diluted earnings per share	$ 683,288	1,775,384	$ 0.38
December 31, 2000			
Basic earnings per share	$ 1,741,601	1,789,457	$ 0.97
Dilutive securities	0	0	0.00
Diluted earnings per share	$ 1,741,601	1,789,457	$ 0.97

Options to purchase 48,500 shares of common stock at $10.125 per share and options to purchase 54,560 shares of common stock at $8.8125 per share were outstanding during all four quarters of 2001 and 2000. These options were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares. The options, which expire on August 28, 2006 and May 26, 2009, respectively, were still outstanding at December 31, 2001.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standard Board ("FASB") issued SFAS No. 141, *Business Combination.* SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board ("APB") Opinion No. 16, *Business Combinations*, and SFAS No. 38, *Accounting for Preacquisition Contingencies of Purchased Enterprises.* This statement eliminates the pooling of interests method for accounting for business combinations and requires intangible assets that meet certain criteria to be reported separately from goodwill. The provisions of this statement apply to all business combinations initiated after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets.* This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, *Intangible Assets.* This statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. This statement also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and also be reviewed for impairment. Impairment losses resulting from the initial application of this statement are to be reported as a change in accounting principle. This statement is effective for fiscal years beginning after December 15, 2001, and must be applied to all goodwill and other intangible assets recognized in the financial statements. The Company adopted this statement effective January 1, 2002 and ceased amortization of goodwill. Amortization of goodwill that will be discontinued amounted to $40,866 in 2001 and 2000, respectively. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business. This statement also amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements.* SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on the Company's financial position or results of operations upon adoption on January 1, 2002.

2. SECURITIES

The amortized cost, unrealized gross gains and losses, and estimated fair value of securities available-for-sale at December 31, 2001 and 2000 are as follows:

	December 31, 2001			
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Securities of U.S. Government Agencies	$51,604,146	$ 96,589	$(823,581)	$50,877,154
Federal Home Loan Bank Stock	975,000	0	0	975,000
Other Securities	716	0	0	716
Mortgage-Backed Securities	9,901,225	120,565	(36,912)	9,984,878
	$62,481,087	$217,154	$(860,493)	$61,837,748

	December 31, 2000			
	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Securities of U.S. Government Agencies	$47,000,000	$26,474	$(272,660)	$46,753,814
Federal Home Loan Bank Stock	975,000	0	0	975,000
Other Securities	28,677	0	0	28,677
Mortgage-Backed Securities	13,386,187	55,006	(130,153)	13,311,040
	$61,389,864	$81,480	$(402,813)	$61,068,531

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 4,000,000	$ 4,018,651
Due after one year through five years	5,000,000	5,061,538
Due after five years through ten years	42,604,862	41,797,681
	51,604,862	50,877,870
Federal Home Loan Bank Stock	975,000	975,000
Mortgage-Backed Securities	9,901,225	9,984,878
	$62,481,087	$61,837,748

Securities of approximately $27 million and $19 million at December 31, 2001 and 2000, respectively, were pledged to secure deposits. Deposits associated with pledged securities had an aggregate balance of approximately $19 million and $18 million at December 31, 2001 and 2000, respectively. Proceeds from sales of securities available-for-sale were $10,101,813 and $12,017 in 2001 and 2000 respectively. Gross gains realized on those sales were $73,850 and $0 during December 31, 2001 and 2000, respectively. There were no realized losses on those sales during either 2001 or 2000.

3. LOANS RECEIVABLE

Loans receivable, net, are summarized as follows:

	December 31, 2001	December 31, 2000
Residential and commercial real estate mortgage loans with variable rates	$ 32,016,573	$ 42,352,776
Residential and commercial real estate mortgage loans with fixed rates	54,036,101	54,238,495
Real estate construction loans	26,096,661	39,044,106
Commercial loans	15,986,895	16,798,531
Consumer loans	12,373,414	13,099,150
	140,509,644	165,533,058
Allowance for loan losses	(1,308,186)	(1,338,631)
Un-disbursed loans in process	(7,709,530)	(11,887,366)
Other unearned amounts	(207,505)	(286,476)
	$131,284,423	$152,020,585

During fiscal years 2001 and 2000, certain executive officers and directors of the Bank were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2001 and 2000 amounted to $900,787 and $359,508, respectively. The change from December 31, 2000 to December 31, 2001 reflects payments amounting to $197,888 and advances of $739,167 made during the year.

The Bank has a credit concentration in residential real estate mortgage loans. Approximately $86 million and $106 million at December 31, 2001 and 2000, respectively, of the Bank's total loan portfolio represented first or second mortgage residential real estate loans. Substantially all of the Bank's loan customers are located in the Bank's primary lending areas of Walker, Winston, Jefferson, and Shelby counties in Alabama. Although the Bank has generally conservative underwriting standards, including a policy calling for low loan to collateral values, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. At December 31, 2001, the largest amount loaned by the Bank to one borrower was $2.5 million, which was approximately 13% of the Company's stockholders' equity.

A reconciliation of the allowance for loan losses is as follows:

	2001	2000
Balance at beginning of year	$1,338,631	$1,222,978
Charge-offs	(2,022,211)	(469,068)
Recoveries	50,116	54,721
Provision	1,941,650	530,000
Balance at end of year	$1,308,186	$1,338,631

The Bank was servicing first mortgage loans for others totaling $62,986,817 and $65,517,757 at December 31, 2001 and 2000, respectively.

At December 31, 2001 the Bank had outstanding loan commitments of $18,519,859, including $7,709,530 in undisbursed construction loans in process; $9,462,310 in unused lines and letters of credit; and $1,348,019 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed-rate mortgages for which interest rates had not been established, all having terms ranging from 15 to 30 years.

The recorded investment in impaired loans at December 31, 2001 and, 2000 was approximately $1,217,000 and $634,000, respectively. There were $254,000 and $279,000 in specific reserves on these loans at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans during the years ended December 31, 2001 and 2000 was approximately $863,325 and $354,633, respectively. Interest income on impaired loans was not material for either period.

4. REAL ESTATE OWNED

Activity in the allowance for losses on real estate owned is as follows:

	2001	2000
Balance at beginning of year	$ 173,728	$ 681,780
Provision	64,533	46,000
Charge-offs, net of recoveries	(31,368)	(554,052)
Balance at end of year	$ 206,893	$ 173,728

5. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Land	$ 883,230	$ 883,230
Buildings and leasehold improvements	6,309,586	6,297,851
Furniture, fixtures, and equipment	4,287,176	4,170,772
Automobiles	115,183	114,683
	11,595,175	11,466,536
Less accumulated depreciation	(5,559,110)	(5,003,058)
	$6,036,065	$6,463,478

The Bank had noncancelable operating leases for the main and branch office sites. Occupancy expenses for the fiscal years ended December 31, 2001 and 2000, respectively, include rental expense under these leases of $111,763 and $93,060, respectively. Future rental payments subject to periodic renegotiations required under these leases are as follows:

At December 31, 2001	Amount
2002	$ 54,684
2003	45,300
2004	45,300
2005	45,900
2006	39,900
Thereafter	173,400
Total	$404,484

The Bank has a lease agreement for the building in which the main office branch is located that generated income of $97,655 and $105,727 for the fiscal years ended December 31, 2001 and 2000, respectively. The Bank also has a lease from a related party for a building that formerly housed administrative offices. This lease generated income of $50,000 for each of the fiscal years ended December 31, 2001 and 2000, respectively, and expired December 31, 2001.

6. DEPOSITS

Deposits at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Passbook accounts	$ 15,113,734	$ 14,083,239
NOW accounts	15,269,585	13,507,179
Money market deposit accounts	11,721,057	8,848,025
Noninterest-bearing accounts	9,585,094	7,467,552
	51,689,470	43,905,995
Time deposits:		
Fixed-rate certificates less than $100,000	83,595,040	92,947,330
Fixed-rate certificates greater than $100,000	58,213,498	50,617,429
	141,808,538	143,564,759
	$193,498,008	$187,470,754

The amounts and scheduled maturities of time deposits at December 31, 2001 are as follows:

2002	$114,401,273
2003	17,503,197
2004	5,611,542
2005	3,312,692
2006 and thereafter	979,834
	$141,808,538

Interest expense on deposits is summarized as follows:

	2001	2000
Passbook accounts	$ 337,311	$ 367,766
NOW accounts	267,121	295,939
Money market deposit accounts	275,099	323,710
Time deposits	7,911,530	8,236,354
	$8,791,061	$9,223,769

7. BORROWED FUNDS

Borrowed funds at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Warrants payable: $160,000 with an interest rate of 5.86% maturing one year or less; $360,000 with an interest rate of 5.89% maturing greater than one year through 3 years; $425,000 with an interest rate of 5.94% maturing greater than 3 years through 5 years; $2,155,000 with an interest rate of 6.0% maturing after 5 years	$ 3,100,000	$ 3,250,000
Short term advances from the Federal Home Loan Bank of Atlanta: $750,000 with an interest rate of 6.35% repaid in 2001; $7,500,000 with an interest rate of 6.98% repaid in 2001; $4,000,000 with an interest rate of 6.85% repaid in 2001; and $5,000,000 with an interest rate of 6.85% repaid in 2001	0	17,250,000
	$ 3,100,000	$ 20,500,000

During the first quarter of 2001, the Bank used a portion of its excess liquidity to repay advances that would have matured in July, November and December 2001. The Bank incurred an extraordinary expense of $107,587, net of tax benefit of $62,903, relating to these prepayment penalties.

The Bank has an approved credit availability of $29,000,000 at the Federal Home Loan Bank of Atlanta. The maximum amount outstanding under advances from the Federal Home Loan Bank of Atlanta during 2001 and 2000 was $17,250,000 and $22,250,000, respectively. The average amount outstanding during 2001 and 2000 was $3,812,603 and $17,690,000, respectively.

8. INCOME TAXES

Income tax expense (benefit) before extraordinary item, included in the consolidated statements of operations, is comprised of the following:

	Federal	State	Total
Year ended December 31, 2001:			
Current	$ 417,958	$ 77,777	$ 495,735
Deferred	(122,503)	(22,969)	(145,472)
	$ 295,455	$ 54,808	$ 350,263
Year ended December 31, 2000:			
Current	$ 766,246	$ 143,671	$ 909,917
Deferred	125,112	23,459	148,571
	$ 891,358	$ 167,130	$ 1,058,488

Total income tax expense differs from the amount determined by multiplying income before income taxes by the statutory federal rate of 34%, as follows:

	2001	2000
Tax expense at federal income tax rate	$ 387,987	$ 952,030
Increase (decrease) resulting from:		
State income tax, net of federal tax benefit	15,281	110,306
Amortization of goodwill	13,895	13,894
Cash surrender value of bank owned life insurance, net of premiums	(86,787)	0
Other	19,887	(17,742)
	$ 350,263	$1,058,488
Effective income tax rate	31%	38%

Temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax asset (liability) relate to the following:

	December 31, 2001	December 31, 2000
Allowance for loan losses	$ 477,974	$ 435,992
Unrealized loss on securities available-for-sale	219,668	89,256
Other real estate reserves	147,363	36,443
Other	25,450	27,219
Deferred tax asset	870,455	588,910
Depreciation	(476,441)	(470,780)
FHLB stock	(128,328)	(128,328)
Deferred tax liability	(604,769)	(599,108)
Net deferred tax asset (liability)	$265,686	$ (10,198)

9. COMPENSATION AND BENEFITS

The Bank has a noncontributory profit sharing plan and a contributory 401(k) plan. The Company's contributions to these plans were $43,712 and $41,713 for the years ended December 31, 2001 and 2000, respectively.

The Company and the Bank have an employment agreement with a key officer. This agreement provides for salary continuation for the remaining term of the contract and insurance benefits for a 12-month period in the event of a change in control of the Company. This contract expires in April 2002. The maximum aggregate liability to the Company at December 31, 2001 is approximately $358,000.

On August 3, 2000, Pinnacle Bancshares, Inc. announced a stock repurchase program to acquire up to 120,000 shares of common stock, or 6.7% of the Company's currently outstanding shares. The repurchase program will be dependent upon market conditions, and there is no guarantee as to the exact number of shares to be repurchased by the Company. As of December 31, 2001, the Company has repurchased 16,702 shares of common stock.

10. LONG-TERM INCENTIVE COMPENSATION PLAN

The Bank maintains the 1996 Stock Option and Incentive Plan ("Option Plan") which provides for a number of forms of stock-based compensation for key employees of the Company. Under the Option Plan, eligible employees may be awarded incentive and nonqualified stock options, stock appreciation rights, and restricted stock. The Option Plan provides for the issuance of up to 170,000 shares of the Company's common stock, 54,500 of which are available to be granted at December 31, 2001. In addition, each option vests three years after the grant date and expires no later than ten years after the grant date. The exercise price of each option is determined by the stock option committee but, in the case of incentive stock options, the price shall not be less than the fair market value on the grant date.

A summary of the status of the Company's stock option plan at December 31, 2001 and 2000 and the changes during the years then ended is as follows:

	2001		2000	
	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	103,060	$ 9.26	103,060	$ 9.26
Granted	0	0	0	0
Exercised	0	0	0	0
Outstanding at end of year	103,060	$ 9.26	103,060	$ 9.26
Exercisable at end of year	54,560	$ 8.81	54,560	$ 8.81
Fair value of options granted	N/A		N/A	

The following table summarizes information about these stock options at December 31, 2001:

Exercise Price	Number outstanding At December 31, 2001	Remaining Contractual Life
$ 8.81	54,560	5 years
$ 10.13	48,500	7.4 years
	103,060	

In accordance with the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue to record compensation cost under APB Opinion No. 25 *Accounting for Stock Issued to Employees* and, accordingly, does not recognize compensation cost for options granted at or above market value of the related stock. Had compensation cost been determined, consistent with SFAS No. 123, the Company's net income would have reflected the following pro forma amounts:

	Fiscal Year Ended December 31, 2001	Fiscal Year Ended December 31, 2000
Net income—as reported	$ 683,288	$ 1,741,601
Net income—pro forma	662,232	1,720,487
Basic earnings per share—as reported	$ 0.38	$ 0.97
Basic earnings per share—pro forma	0.37	0.96
Diluted earnings per share—as reported	$ 0.38	$ 0.97
Diluted earnings per share—pro forma	0.37	0.96

11. STOCKHOLDERS' EQUITY

Dividends are paid by the Company from funds provided by dividends from the Bank. However, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of January 1, 2002 approximately $2.4 million of the Bank's retained earnings was available for distribution without prior regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements that prescribe quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items. The regulators have also imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company and the Bank maintain amounts and ratios, as set forth in the schedule below, of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average total assets (as defined). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2001 and 2000 that the Company and the Bank meet all capital adequacy requirements imposed by its regulators.

As of December 31, 2001 and 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that Management believes have changed the institution's category.

Actual capital amounts as well as required and well capitalized Tier I, Total, and Tier I leverage ratios as of December 31 for the Company and the Bank are as follows:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar Amounts in Thousands)					
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$20,436	15.5%	≥$10,549	≥8.0%	N/A	N/A
Pinnacle Bank	19,055	14.5	≥ 10,549	≥8.0	≥$13,186	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	19,128	14.5	≥5,275	≥4.0	N/A	N/A
Pinnacle Bank	17,747	13.4	≥5275	≥4.0	≥7,912	≥6.0
Tier I Capital (to Average Assets):						
Consolidated	19,128	8.8	≥8,694	≥4.0	N/A	N/A
Pinnacle Bank	17,747	8.1	≥8,694	≥4.0	≥10,868	≥5.0
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$20,425	14.0%	≥$11,668	≥8.0%	N/A	N/A
Pinnacle Bank	19,074	13.1	≥ 11,668	≥8.0	≥$14,585	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	19,086	13.1	≥5,834	≥4.0	N/A	N/A
Pinnacle Bank	17,735	12.2	≥5,834	≥4.0	≥8,751	≥6.0
Tier I Capital (to Average Assets):						
Consolidated	19,086	8.3	≥9,204	≥4.0	N/A	N/A
Pinnacle Bank	17,735	7.7	≥9,204	≥4.0	≥11,505	≥5.0

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income includes changes in unrealized gains and losses on securities available-for-sale and net income.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double-counting items that are displayed as part of net income and accumulated other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the two years ended December 31:

	2001		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized losses arising during the year	$ (446,123)	$ 180,679	$ (265,444)
Less reclassification for adjustments for gains included in net earnings	124,117	(50,267)	73,850
Net change in unrealized loss on securities	$ (322,006)	$ 130,412	$ (191,594)

	2000		
	Before Tax Amount	Tax Effect	After Tax Amount
Unrealized gains arising during the year	$ 813,019	$ (329,333)	$ 483,686
Less reclassification for adjustments for gains included in net earnings	0	0	0
Net change in unrealized gain on securities	$ 813,019	$ (329,333)	$ 483,686

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instruments or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. The Company has a variety of financial instruments, which include items recorded on the consolidated statements of financial condition and items which, by their nature, are not recorded on the consolidated statements of financial condition.

Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used by management, such as those concerning appropriate discount rates and estimates of future cash flows. Different assumptions could significantly affect the estimated fair value amounts presented above. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following table. Accordingly, the aggregate estimated fair value amounts presented do not represent the underlying value of the Company.

A summary of the Company's disclosure of fair value of financial instruments made in accordance with the requirements of SFAS No. 107 is as follows:

	At December 31, 2001		At December 31,2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)			
ASSETS:				
Cash on hand and in banks	$ 3,342	$ 3,342	$ 3,480	$ 3,480
Interest-bearing deposits in other banks	2,466	2,466	1,136	1,136
Securities available-for-sale	61,838	61,838	61,069	61,069
Loans held for sale	3,875	3,875	1,337	1,337
Loans receivable, net	131,284	131,415	152,021	152,486
Accrued interest receivable	1,676	1,676	2,332	2,332
LIABILITIES:				
Deposits	$ 193,498	$ 194,915	$ 187,471	$ 187,487
Borrowed funds	3,100	3,100	20,500	20,500
Accrued interest payable	952	952	1,432	1,432

The following methods and assumptions were used by the Company in estimating the fair values provided above:

Cash on Hand and in Banks and Interest-Bearing Deposits in Other Banks. The carrying value of highly liquid instruments, such as cash on hand and in banks and interest-bearing deposits are considered to approximate their fair values. The carrying amount of accrued interest in these instruments approximates its fair value.

Securities Available-For-Sale and Loans Held for Sale. Substantially all of the Company's securities available-for-sale and loans held for sale, primarily to third-party investors, have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on these instruments approximates its fair value.

Loans Receivable, Net. For loans with rates that are repriced in coordination with movements in market rates and with no significant credit risk, fair value estimates are based on carrying values. The fair value for certain mortgage loans is based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates its fair value.

Deposits. The fair value of deposits with no stated maturity, such as interest and noninterest-bearing deposits, NOW accounts, savings accounts, and money market accounts, is by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposits are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of deposits with similar remaining maturities. The carrying amount of accrued interest payable on deposits approximates its fair value.

The economic value attributed to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation.

Borrowed Funds. The fair value of borrowed funds is estimated using discounted cash flow analyses, based on the current rates offered for similar borrowing arrangements. The carrying amount of accrued interest payable on borrowed funds approximates its fair value.

Off-Balance Sheet Items. The Company's off-balance sheet instruments related to loans for portfolio only consist of commitments to extend credit, primarily one-to-four-family mortgages; unfunded commitments of credit, primarily unfunded construction loans; and standby letters of credit. The carrying amount of unamortized fees related to these items is not material and, because of the absence of any known credit risk, the estimated fair value of these unamortized fees approximates the carrying value.

13. CONTINGENCIES

The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

14. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

STATEMENTS OF CONDITION

DECEMBER 31, 2001 AND 2000

(In Thousands)

	2001	2000
ASSETS:		
Cash on hand and in banks	$ 13	$ 13
Interest-bearing deposits in other banks	1,453	1,406
Investment in subsidiary	17,631	17,879
Total assets	$19,097	$19,298
LIABILITIES	$ 85	$ 68
STOCKHOLDERS' EQUITY	19,012	19,230
Total liabilities and stockholders' equity	$19,097	$19,298

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In Thousands)

	2001	2000
INCOME:		
Dividend income from Pinnacle Bank	$ 710	$ 716
Interest income	47	78
Total income	757	794
EXPENSE	17	29
INCOME BEFORE EQUITY IN UNDISTRIBUTED (LOSS) INCOME OF SUBSIDIARY	740	765
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	--	977
RETURN OF INVESTMENT IN SUBSIDIARY	(57)	--
Net income	$ 683	$1,742

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In Thousands)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$683	$1,742
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed income of subsidiary	--	(977)
Return of investment in subsidiary	57	--
Increase in other liabilities	17	22
Net cash provided by operating activities	757	787
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of shares of common stock	0	(128)
Cash dividends paid	(710)	(716)
Net cash used in financing activities	(710)	(844)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	47	(57)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,419	1,476
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,466	$1,419

SELECTED QUARTERLY INFORMATION (UNAUDITED)

A summary of unaudited results of operations for each quarter of the years ended December 31, 2001 and 2000 follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2001:				
Interest revenue	$4,306,952	$4,018,816	$3,879,973	$3,617,122
Interest expense	2,646,097	2,382,784	2,225,379	1,937,395
Net interest income after provision for loan losses	1,540,855	966,032	1,202,944	979,727
Noninterest income	473,403	449,320	340,773	618,482
Noninterest expense	1,513,540	1,202,194	1,190,334	1,524,330
Net income before extraordinary item	437,815	105,571	164,134	83,355
Extraordinary item, net of tax benefit of $62,903	107,587	0	0	0
Net income	330,228	105,571	164,134	83,355
Basic and diluted earnings per share before extraordinary item	.25	.06	.09	.04
Basic and diluted loss per share extraordinary item	(06)	0	0	0
Basic and diluted earnings per share	.19	.06	.09	.04
Year Ended December 31, 2000:				
Interest revenue	$4,326,121	$4,389,965	$4,569,576	$4,519,687
Interest expense	2,519,373	2,590,090	2,731,514	2,732,170
Net interest income after provision for loan losses	1,686,748	1,679,875	1,668,062	1,667,517
Noninterest income	287,871	349,111	346,556	266,362
Noninterest expense	1,263,565	1,284,395	1,279,849	1,324,204
Net income	443,092	463,320	458,001	377,188
Basic and diluted earnings per share	.25	.26	.26	.20

CORPORATE INFORMATION

Directors -- Pinnacle Bancshares, Inc.
and Pinnacle Bank

Greg Batchelor
President, Dependable True Value Hardware, Inc.

O. H. Brown
Warren Averett Kimbrough & Marino,LLC

James W. Cannon
Senior Vice President - Operations, Burton Golf, Inc.

Max Perdue
Retired

Sam W. Murphy
Chairman of the Board & Chief Executive Officer,
Murphy Manufacturing, Inc.

Robert B. Nolen, Jr.
President
Pinnacle Bancshares, Inc.
Pinnacle Bank

Al H. Simmons
Chairman of the Board
Pinnacle Bancshares, Inc.
Pinnacle Bank
Insurance Agent, Pittman & Associates, Inc.

J. T. "Jabo" Waggoner
Vice President,
External Affairs HealthSouth Corp.

Melvin R. Kacharos
Retired
(Director Emeritus)

Executive Officers -- Pinnacle Bancshares, Inc.

Robert B. Nolen, Jr.
President

Mary Jo Gunter
Vice President & Corporate Secretary

Marie Guthrie
Treasurer

Officers – Pinnacle Bank

Robert B. Nolen, Jr.
President

Mary Jo Gunter
Senior Vice President Banking Services
& Corporate Secretary

John Kirby
Senior Vice President Birmingham Region

Marilyn K. Gober
Vice President – Retail Banking

Marie Guthrie
Controller

Alan Grice
Vice President – Lending & Business Development

Donna Hyde
Vice President- Lending

Rick Brown
Vice President- Lending

Jaye Ottinger
Vice President – Mortgage Lending

Carl Schoettlin
Vice President – Lending

Carmen Sparks
Vice President –Data Processing

Brenda Steele
Vice President & I.S. Officer

Pam Elliott
Haleyville Regional President

Edward A. Davidson
Birmingham Regional President

Susie Roberts
Vice President-Office Manager – Sumiton

David Davis
Vice President-Secondary Marketing

Ted Smith
Vice President-Loan Servicing & Compliance Officer

Offices

Main Office, 1811 2nd Avenue/Jasper (205/221-4111)
Mall Office, 204 Highway 78 East/Jasper (205/221-1322)
Sumiton Office, 790 Highway 78 East/Sumiton (205/648-6091)
Haleyville Office, 1012 20th Street/Haleyville (205/486-2225)
Birmingham South, 2013 Canyon Road/Birmingham (205/822-2265)
Trussville Office, 2064 Gadsden Highway/Trussville (205/661-9625)

Transfer Agent

Registrar & Transfer Co., Inc.
Cranford, New Jersey

General Counsel

Maddox, MacLaurin, Nicholson & Thornley
Jasper, Alabama

Auditors

Arthur Andersen LLP
Birmingham, Alabama

Additional Information

Analysts, stockholders and any other parties
interested in obtaining additional information
may contact Marie Guthrie at
Post Office Box 1388, Jasper AL 35502-1388 (205/221-4111)

Annual Meeting

The 2002 Annual Meeting of Stockholders of Pinnacle Bancshares, Inc.
will be held at CHS Activity Center
204 19th Street East, Jasper , Alabama
at 11:00 a.m. on May 22, 2002

FORM 10-KSB

A copy of the Pinnacle Bancshares, Inc. Annual Report on Form 10-KSB
for the fiscal year ended December 31, 2001, as filed with
the Securities and Exchange Commission is available to
stockholders of record for the 2002 Annual Meeting
without charge upon written request to
Marie Guthrie
Pinnacle Bancshares, Inc.
Post Office Box 1388
Jasper, Alabama 35502-1388

PINNACLE BANCSHARES
1811 SECOND AVENUE • JASPER, AL 35501
(205) 221-4111